KRAMER LEVIN NAFTALIS & FRANKEL LLP

GEORGE M. SILFEN
PARTNER
PHONE 212-715-9522
FAX 212-715-8422
GSILFEN@KRAMERLEVIN.COM

April 22, 2016

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Third Avenue Trust (the "Trust")

Dear Sir or Madam:

To supplement our February 5, 2016 filing (File No. 811-08039) (the "Original Filing") and April 20, 2016 filing (File No. 811-08039) (the "Second Filing"), enclosed for electronic filing on behalf of the Trust, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Memorandum and Order ("Order") filed on April 21, 2016 in the United States District Court, Southern District of New York, denying intervention in the pending derivative action (Memorandum and Order, *Engel v. Third Ave. Mgmt. Co. LLC*, No. 1:16-cv-01118 (S.D.N.Y. Apr. 16, 2016) (ECF 56)).

If you have any questions regarding this filing, please contact me at (212)715-9522.

Sincerely,

/s/ George M. Silfen
George M. Silfen



UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
--x
WILLIAM ENGEL,

                            Plaintiff,

          -against-

THIRD AVENUE MANAGEMENT LLC, et al.,

                           Defendants.
--x
--x
LIVIO BROCCOLINO,

                            Plaintiff,

          -against-

THIRD AVENUE MANAGEMENT LLC, et al.,

                           Defendants.
--x

16-cv-1118 (PKC)

MEMORANDUM
AND ORDER

16-cv-2436 (PKC)

CASTEL, U.S.D.J.

        Plaintiff William Engel, a shareholder of the Third Avenue Focused Credit Fund

(the "Fund"), brought this shareholder derivative action on behalf of the Third Avenue Trust (the

"Trust"), of which the Fund is a unit. Subsequently, three shareholders of the Fund—Daniel

Krasner, Avi Wagner, and Miranda Zuber—sought leave to intervene in the action ("Proposed

Intervenors"). (Dkt. No. 27-29.) A second derivative action has been brought and is pending

before this Court. Broccolino v. Third Avenue Management LLC, 16 cv 2436 (PKC). The plaintiff in <u>Broccolino</u> seeks to consolidate his action with the present action pursuant to Rule 42(a), Fed. R. Civ. P.[1]

        With respect to the motions to intervene, the Proposed Intervenors are shareholders of the Fund, a unit of the Trust at issue in the <u>Engel</u> derivative action. Because the Proposed Intervenors have the same "ultimate objective" as Engel, they "must rebut the presumption of adequate representation by the party already in the action." <u>Butler, Fitzgerald & Potter v. Sequa Corp.</u>, 250 F.3d 171, 179 (2d Cir. 2001). Here, the Proposed Intervenors have failed to overcome the presumption of adequate representation. While the Proposed Intervenors allege that Engel is an inadequate representative because he failed to request the defendant's books and records prior to bringing his claim, such a request is by no means a prerequisite for relief in a derivative action. More importantly, the Proposed Intervenors have failed to demonstrate that their books and records request did in fact uncover any significant additional information and that, therefore, the plaintiff is not an adequate representative because he did not obtain this information. Although the Proposed Intervenors' complaint raises additional allegations, "[t]he mere fact that plaintiffs also assert additional and different claims from those asserted by the Proposed Intervenors does not render the former inadequate to represent the interests of the latter, particularly where, as here, the suit is brought derivatively on behalf of the corporation." <u>In re Ambac Fin. Grp., Inc., Derivative Litig.</u>, 257 F.R.D. 390, 394 (S.D.N.Y. 2009). The Proposed Intervenors' motions to intervene as of right are denied. For the same reasons, the Proposed Intervenors' motions to permissibly intervene are also denied. <u>In re Bank of New York Derivative Litig.</u>, 320 F.3d 291, 300 n. 5 (2d Cir. 2003) ("Substantially the same

---

[1] The other four related cases (16 cv 02760 (PKC), 16 cv 02761 (PKC), 16 cv 02759 (PKC), 16 cv 02758 (PKC)) assert claims under the Securities Act of 1933 ("Securities Class Action").

factors are considered in determining whether to grant an application for permissive intervention pursuant to Rule 24(b)(2).").

    With respect to consolidation, plaintiff Broccolino seeks to consolidate his action with the Engel action. (Dkt. No. 53.) Rule 42(a) grants the district court discretion to consolidate actions that "involve a common question of law or fact." While the Broccolino and Engel actions involve common questions of law and fact, the Court concludes that consolidation is unnecessary. Derivative actions are brought on behalf of the entity, in this case, the Trust. Koster v. (Am.) Lumbermens Mut. Cas. Co., 330 U.S. 518, 522 (1947). Because plaintiff Engel "fairly and adequately represent[s] the interests of shareholders," Rule 23.1, Fed. R. Civ. P., any award that plaintiff Engel ultimately receives on behalf of the Trust will inure to the benefit of all shareholders. Therefore, consolidating the two actions is unnecessary to ensure a recovery on behalf of the Trust, and will not result in any additional benefit for the Trust or its shareholders. Of course, plaintiff Broccolino and the Proposed Intervenors have a right to notice and an opportunity to object to any settlement of the Engel action. Rule 23.1(c), Fed. R. Civ. P.; Blatt v. Dean Witter Reynolds InterCapital, Inc., 732 F.2d 304, 307 n.1 (2d Cir. 1984) (noting that any settlement of a derivative action must be submitted to the Court, which "then must schedule a hearing and notify all shareholders of their right to object to the terms of the proposed settlement").

    Accordingly, the Proposed Intervenors motions to intervene (16 cv 1118, Dkt. No. 27-29) are denied. Plaintiff Broccolino's motion to consolidate is denied (16 cv 1118, Dkt. No. 53.), and the Broccolino Action (16 cv 2436) is stayed pending resolution of the Engel Action.

SO ORDERED.



P. Kevin Castel
United States District Judge

Dated: New York, New York
April 20, 2016

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